FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Material Event dated June 29, 2011

Santiago, June 29, 2011

Material Event

On February 21, of this year the companies Santander Seguros Generales S.A. and Santander Seguros de Vida S.A., in accordance with Articles 9 and 10 of the Ley de Mercado de Valores and the Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros, informed as a Material Event that Grupo Santander, controller of these companies, agreed to sell 51% of its share ownership in these companies to Zurich Financial Services Ltd., as part of a global agreement regarding the Group’s insurance business in Latin America.

In the context of the transaction described in the paragraph above and in conformity with Articles 9 and 10 of Law n°18,045 and Article 147 of Law 18,046, we inform that in the ordinary Board of Directors meeting of Banco Santander Chile of June 28, 2011, the Board approved the entry into an agreement with the mentioned companies under terms to be negotiated, consisting in the exclusive distribution of life insurance and general insurance, with certain exceptions, for 25 years through Banco Santander Chile’s branch network and other distribution channels.

Board members Mauricio Larraín, Carlos Olivos, Vittorio Corbo, Marco Colodro, Roberto Méndez, Lisandro Serrano and Roberto Zahler resolved that this t transaction is in the interest of the Bank and that the fees and other conditions of the agreement should be negotiated to reflect market conditions, and noted that this transaction had received a favorable report from the Audit Committee.

Board member Jesús María Zabalza abstained as he is also a Managing Director of Banco Santander and, therefore, may be considered an interested party given the fact that Santander Seguros Generales S.A. and Santander Seguros de Vida S.A are owned by Grupo Santander.

Sincerely,

Claudio Melandri Hinojosa
CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile
Date:	July 1, 2011	By:	/s/ Juan Pedro Santa María P.
			Name:	Juan Pedro Santa María P.
			Title:	General Counsel